Exhibit 99.3

THIS NOTE AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “1933 ACT”)

US $220,000.00

THERAPIX BIOSCIENCES LTD.

12% CONVERTIBLE REDEEMABLE NOTE

DUE MARCH 23, 2021

FOR VALUE RECEIVED, Therapix Biosciences Ltd. (the “Company”) promises to pay to the order of DEKEL PHARMACEUTICALS LTD. and its authorized successors and Permitted Assigns, defined below, (“Holder”), the aggregate principal face amount of Two Hundred Twenty Thousand Dollars exactly (U.S. $220,000.00) on March 23, 2021 (“Maturity Date”) and to pay interest on the principal amount outstanding hereunder at the rate of 12% per annum commencing on March 23, 2020 (“Issuance Date”). The interest will be paid to the Holder in whose name this Note is registered on the records of the Company regarding registration and transfers of this Note. This Note contains a $22,000.00 original issue discount such that purchase price shall be $198,000.00. The principal of, and interest on, this Note are payable at 20 Yoav Street, Tel-Aviv, Israel 690815, initially, and if changed, last appearing on the records of the Company as designated in writing by the Holder hereof from time to time. The Company will pay each interest payment and the outstanding principal due upon this Note before or on the Maturity Date, less any amounts required by law to be deducted or withheld, to the Holder of this Note by check or wire transfer addressed to such Holder at the last address appearing on the records of the Company. The forwarding of such check or wire transfer shall constitute a payment of outstanding principal hereunder and shall satisfy and discharge the liability for principal on this Note to the extent of the sum represented by such check or wire transfer. Interest shall be payable in Ordinary Shares (as defined below) pursuant to paragraph 4(b) herein. Permitted Assigns means any Holder assignment, transfer or sale of all or a portion of this Note accompanied by an Opinion of Counsel as provided for in Section 2(f) of the Securities Purchase Agreement.

This Note is subject to the following additional provisions:

1. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration or transfer or exchange, except that Holder shall pay any tax or other governmental charges payable in connection therewith. To the extent that Holder subsequently transfers, assigns, sells or exchanges any of the multiple lesser denomination notes, Holder acknowledges that it will provide the Company with Opinions of Counsel as provided for in Section 2(f) of the Securities Purchase Agreement.

2. The Company shall be entitled to withhold from all payments any amounts required to be withheld under applicable laws.

3. This Note may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (“Act”), applicable state securities laws and Sections 2(f) and 5(f) of the Securities Purchase Agreement. Any attempted transfer to a non-qualifying party shall be treated by the Company as void. Prior to due presentment for transfer of this Note, the Company and any agent of the Company may treat the person in whose name this Note is duly registered on the Company’s records as the owner hereof for all other purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected or bound by notice to the contrary. Any Holder of this Note electing to exercise the right of conversion set forth in Section 4(a) hereof, in addition to the requirements set forth in Section 4(a), and any prequalified prospective transferee of this Note, also is required to give the Company written confirmation that this Note is being converted (“Notice of Conversion”) in the form annexed hereto as Exhibit A. The date of receipt (including receipt by telecopy) of such Notice of Conversion shall be the Conversion Date. All notices of conversion will be accompanied by an Opinion of Counsel.

4. (a) The Holder of this Note is entitled, at its option, at any time after the first 6 months this Note is in effect, to convert all or any amount of the principal face amount of this Note then outstanding into shares of the Company’s ordinary shares (the “Ordinary Shares”), as represented by American Depositary Shares (“ADSs”) at a price (“Conversion Price”) for each Ordinary Share equal to a fixed price of $0.35 per share (the “Fixed Price”).  After the 6 month anniversary of this Note, the Conversion Price shall be equal to the lower of the Fixed Price or,  70% of the lowest trading price of the ADSs, as such are traded on the Nasdaq Capital Market or any exchange upon which the ADSs or Ordinary Shares may be traded in the future (“Exchange”), for the twenty prior trading days including the day upon which a Notice of Conversion is received by the Company or its transfer agent (provided such Notice of Conversion is delivered by fax or other electronic method of communication to the Company or its transfer agent after 4 P.M. Eastern Standard or Daylight Savings Time if the Holder wishes to include the same day closing price). Such conversion shall be effectuated by the Company delivering the Ordinary Shares to the Holder within 3 business days of receipt by the Company of the Notice of Conversion. If the shares have not been delivered within 3 business days, the Notice of Conversion may be rescinded. Accrued but unpaid interest shall be subject to conversion if included in a Conversion Notice as Interest Shares (as defined below).  No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. To the extent the Conversion Price of the Company’s Ordinary Shares closes below the par value per share, the Company will take all steps necessary to solicit the consent of the shareholders to reduce the par value to the lowest value possible under law.  The Company agrees to honor all conversions submitted pending this increase.  In the event the Company experiences a DTC “Chill” on its shares, the Conversion Price shall be decreased to 60% instead of 70% while that “Chill” is in effect. In no event shall the Holder be allowed to effect a conversion if such conversion, along with all other shares of Company’s Ordinary Shares beneficially owned by the Holder and its affiliates would exceed 4.99% of the outstanding Ordinary Shares of the Company (which may be increased up to 9.99% upon 60 days’ prior written notice by the Holder and going into effect as of the 61st day thereafter). The conversion discount to the Fixed Price, look back period and other terms will be adjusted on a ratchet basis for amounts then outstanding under the Note, if the Company offers a more favorable conversion discount, interest rate, (whether through a straight discount or in combination with an original issue discount), look back period or other more favorable term, warranty or covenant to another party for any financings while this Note is in effect.

(b) Interest on any unpaid principal balance of this Note shall be paid at the rate of 12% per annum. Interest shall be paid by the Company in Ordinary Shares (“Interest Shares”). Holder may, at any time commencing six months after the date of funding to the Company by the Holder, send in a Notice of Conversion to the Company for Interest Shares based on the formula provided in Section 4(a) above. The dollar amount converted into Interest Shares shall be all or a portion of the accrued interest calculated on the unpaid principal balance of this Note to the date of such notice.

(c) The Notes may be redeemed at the Company’s sole discretion and prepaid with the following penalties:

Time Period	Payment Premium
<=60 days after note issuance	110% of the sum of principal plus accrued interest
>60 days <= 90 days after note issuance	115% of the sum of principal plus accrued interest
>91 days <= 120 days after note issuance	120% of the sum of principal plus accrued interest
>120 days <=180 days after note issuance	125% of the sum of principal plus accrued interest
>180 days- Maturity Date	135% of the sum of principal plus accrued interest

Such redemption must be closed and funded within 3 days of giving notice of redemption of the right to redeem shall be null and void. Any partial prepayment shall be allocated in accordance with the chart above with respect to principal, premium and interest.

(d) Upon (i) a transfer of all or substantially all of the assets of the Company to any person in a single transaction or series of related transactions, (ii) a reclassification, capital reorganization (excluding an increase in authorized capital) or other change or exchange of outstanding Ordinary Shares, other than a forward or reverse stock split or stock dividend, or (iii) any consolidation or merger of the Company with or into another person or entity in which the Company is not the surviving entity (other than a merger which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding Ordinary Shares solely into Ordinary Shares) (each of items (i), (ii) and (iii) being referred to as a “Sale Event”), then, in each case, the Company shall, upon request of the Holder, redeem this Note in cash for 150% of the principal amount, plus accrued but unpaid interest through the date of redemption, or at the election of the Holder, such Holder may convert the unpaid principal amount of this Note (together with the amount of accrued but unpaid interest) into Ordinary Shares immediately prior to such Sale Event at the Conversion Price.

(e) In case of any Sale Event (not to include a sale of all or substantially all of the Company’s assets) in connection with which this Note is not redeemed or converted, the Company shall cause effective provision to be made so that the Holder of this Note shall have the right thereafter, by converting this Note, to purchase or convert this Note into the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization or other change, consolidation or merger by a holder of the number of Ordinary Shares that could have been purchased upon exercise of the Note and at the same Conversion Price, as defined in this Note, immediately prior to such Sale Event. The foregoing provisions shall similarly apply to successive Sale Events. If the consideration received by the holders of Ordinary Shares is other than cash, the value shall be as determined by the Board of Directors of the Company or successor person or entity acting in good faith.

5. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the form, herein prescribed.

6. The Company hereby expressly waives demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereto.

7. The Company agrees to pay all costs and expenses, including reasonable attorneys’ fees and expenses, which may be incurred by the Holder in collecting any amount due under this Note.

8. If one or more of the following described “Events of Default” shall occur:

(a) The Company shall default in the payment of principal or interest on this Note or any other note issued to the Holder by the Company; or

(b) Any of the representations or warranties made by the Company herein or in any certificate or financial or other written statements heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Note, or the Securities Purchase Agreement under which this note was issued shall be false or misleading in any respect; or

(c) The Company shall fail to perform or observe, in any respect, any covenant, term, provision, condition, agreement or obligation of the Company under this Note or any other note issued to the Holder; or

(d) The Company shall (1) become insolvent (which does not include a “going concern opinion); (2) admit in writing its inability to pay its debts generally as they mature; (3) make an assignment for the benefit of creditors or commence proceedings for its dissolution; (4) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; (5) file a petition for bankruptcy relief, consent to the filing of such petition or have filed against it an involuntary petition for bankruptcy relief, all under federal or state laws as applicable; or

(e) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment; or

(f) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company; or

(g) One or more money judgments, writs or warrants of attachment, or similar process, in excess of fifty thousand dollars ($50,000) in the aggregate, shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of fifteen (15) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

(h) Defaulted on or breached any term of any other note of similar debt instrument which a principal balance of at least $50,000 into which the Company has entered and failed to cure such default within the appropriate grace period; or

(i) The Company shall have its American Depositary Shares or Ordinary Shares delisted from an exchange or, if the American Depositary Shares or Ordinary Shares trades on an exchange, then trading in the American Depositary Shares or Ordinary Shares shall be suspended for more than 10 consecutive days or ceases to file its 1934 act reports with the SEC; provided, however, that any delisting of the Company’s American Depositary Shares from the Exchange (i) prior to July 31, 2020 or (ii) as a result of any notice of potential delisting previously provided to the Company and outstanding as of the date hereof, shall not constitute an “Event of Default”;

(j) If a majority of the members of the Board of Directors of the Company on the date hereof are no longer serving as members of the Board of Directors;

(k) The Company shall not deliver to the Holder the Ordinary Shares pursuant to paragraph 4 herein without restrictive legend within 3 business days of its receipt of a Notice of Conversion which includes an Opinion of Counsel expressing an opinion which supports the removal of a restrictive legend;

(l) The Company shall not replenish the reserve set forth in Section 12, within 3 business days of the request of the Holder;

(m) The Company shall be delinquent in its periodic report filings with the Securities and Exchange Commission, taking into account any extension of time perfected under Rule 12b-25 under the Securities Exchange Act of 1934; or

(n) The Company shall cause to lose the “bid” price for its stock in a market (including the OTC marketplace or other exchange, then, or at any time thereafter, unless cured within 5 business days (excluding a breach of Section 5(k), 5(m) or 5(l), and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder’s sole discretion, the Holder may consider this Note immediately due and payable, without presentment, demand, protest or (further) notice of any kind (other than notice of acceleration), all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately, and without expiration of any period of grace, enforce any and all of the Holder’s rights and remedies provided herein or any other rights or remedies afforded by law. Upon an Event of Default, interest shall accrue at a default interest rate of 24% per annum or, if such rate is usurious or not permitted by current law, then at the highest rate of interest permitted by law. In the event of a breach of 2(c) or 2(h), the Holder shall be entitle to the remedy set forth in defaulted instrument and the remedy shall be deemed incorporated into this Note as of the date of issuance. In the event of a breach of Section 8(k) the penalty shall be $250 per day the shares are not issued beginning on the 4th day after the conversion notice was delivered to the Company. This penalty shall increase to $500 per day beginning on the 10th day. The penalty for a breach of Section 8(n) shall be an increase of the outstanding principal amounts by 20%. If this Note is not paid at maturity, the outstanding principal due under this Note shall increase by 10%. Further, if a breach of Section 8(m) occurs or is continuing after the 6 month anniversary of the Note, then the Holder shall be entitled to use the lowest closing bid price during the delinquency period as a base price for the conversion. For example, if the lowest closing bid price during the delinquency period is $0.01 per share and the conversion discount is 50% the Holder may elect to convert future conversions at $0.005 per share.

If the Holder shall commence an action or proceeding to enforce any provisions of this Note, including, without limitation, engaging an attorney, then if the Holder prevails in such action, the Holder shall be reimbursed by the Company for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

9. Make-Whole for Failure to Deliver Loss. At the Holder’s election, if the Company fails for any reason to deliver to the Holder the conversion shares by the by the 3rd business day following the delivery of a Notice of Conversion to the Company and if the Holder incurs a Failure to Deliver Loss, then at any time the Holder may provide the Company written notice indicating the amounts payable to the Holder in respect of the Failure to Deliver Loss and the Company must make the Holder whole as follows:

Failure to Deliver Loss = [(Highest VWAP for the 30 trading days on or after the day of exercise) x (Number of conversion shares)]

The Company must pay the Failure to Deliver Loss by cash payment, and any such cash payment must be made by the third business day from the time of the Holder’s written notice to the Company.

10. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

11. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

12. The Company represents that it is not a “shell” issuer and that if it previously has been a “shell” issuer that at least 12 months have passed since the Company has reported Form 10 type information indicating it is no longer a “shell” issuer.

13. The Company shall issue irrevocable transfer agent instructions reserving 3,564000 shares of its Ordinary Shares for conversions under this Note (the “Share Reserve”). Upon full conversion of this Note, any shares remaining in the Share Reserve shall be cancelled. The Company shall pay all transfer agent costs and legal fees associated with issuing and delivering the share certificates to Holder. If such amounts are to be paid by the Holder, it may deduct such amounts from the principal amount being converted. The company should at all times reserve a minimum of 350% the amount of shares required if the note would be fully converted.  The Holder may reasonably request increases from time to time to reserve such amounts. The Company will instruct its transfer agent to provide the outstanding share information to the Holder in connection with its conversions.

14. The Company will give the Holder direct notice of any corporate actions, including but not limited to name changes, stock splits, recapitalizations etc. This notice shall be given to the Holder as soon as possible under law.

15. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable provision shall automatically be revised to equal the maximum rate of interest or other amount deemed interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it will not seek to claim or take advantage of any law that would prohibit or forgive the Company from paying all or a portion of the principal or interest on this Note.

16. This Note shall be governed by and construed in accordance with the laws of New York applicable to contracts made and wholly to be performed within the State of New York and shall be binding upon the successors and assigns of each party hereto. The Holder and the Company hereby mutually waive trial by jury and consent to exclusive jurisdiction and venue in the courts of the State of New York or in the Federal courts sitting in the county or city of New York, or the Federal courts within the southern or eastern districts of New York. This Agreement may be executed in counterparts, and the facsimile transmission of an executed counterpart to this Agreement shall be effective as an original.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by an officer thereunto duly authorized.

Dated:

THERAPIX BIOSCIENCES LTD.

By:

Title:

EXHIBIT A

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $___________ of the above Note into _________ Ordinary Shares of Therapix Biosciences Ltd. (“Shares”) according to the conditions set forth in such Note, as of the date written below.

If Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer and other taxes and charges payable with respect thereto.

Date of Conversion: _________________________________________________________________

Applicable Conversion Price: __________________________________________________________

Signature: _________________________________________________________________________

[Print Name of Holder and Title of Signer]

Address: __________________________________________________________________________
                 __________________________________________________________________________

SSN or EIN: ___________________________

Shares are to be registered in the following name: ___________________________________________

Name: ____________________________________________________________________________

Address: __________________________________________________________________________

Tel: _______________________________________

Fax: _______________________________________

SSN or EIN: _________________________________

Shares are to be sent or delivered to the following account:

Account Name: _____________________________________________________________________

Address: __________________________________________________________________________